POSCO plans to hold CEO Forum as follows:

1. Agenda

• Preliminary Earnings Result for the 1st Quarter of 2017

• Midterm Business Strategy and Q&A Session

2. Date and Time

30 March, 2017 at 16:00 (KST)

3. Venue

Conference Hall, Head Office of NH Investment & Securities (Seoul)

4. Participants

Analysts and Institutional Investors